July 26, 2019

Svend Anton Maier
Chief Executive Officer
Borr Drilling Limited
S. E. Pearman Building, 2nd Floor
9 Par-la-Ville Road
Hamilton HM11
Bermuda

       Re: Borr Drilling Limited
           Amendment No. 1 to Registration Statement on Form F-1
           Filed July 23, 2019
           File No. 333-232594

Dear Mr. Maier:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

Amendment No. 1 to Form F-1

Use of Proceeds, page 48

1.     Please disclose the estimated net proceeds from the offering. Refer to
Item 3 of Form 20-
       F.
Underwriting, page 147

2. We note you disclose here that the initial public offering price for the common shares will be determined by negotiations among you and the representatives and that you list multiple factors that you will consider in setting the offering price. However, we also note
 Svend Anton Maier
Borr Drilling Limited
July 26, 2019
Page 2
      that you have revised your prospectus cover page to disclose the last reported closing price of your shares on the Oslo Bors in lieu of a bona fide price range. If you expect the initial public offering price for the common shares will be substantially similar to the Oslo
      Bors trading price, please revise your disclosure here and on the prospectus cover page to so state. In addition, please separately confirm to us in writing that you do not anticipate that the offering will be priced at a substantial deviation to the last disclosed Oslo share price. Alternatively, please disclose a bona fide price range on the prospectus cover page or a percentage range based on the home market trading price within which you intend to price the common shares.
Exhibits

3. We note your response to prior comment 3. However, we also note you disclose on page
      28 that your obligations under your Hayfin, Syndicated and New Bridge Facilities will require significant amortization payments and you disclose on page 29 that your
      Financing Arrangements contain cross-default provisions. As the New Bridge Facility currently provides rights and obligations enforceable against you with material consequences, it appears that this agreement is material. Please file the agreement as an exhibit. Refer to Item 8.a of Form F-1 and Item 601(b)(10) of Regulation S-K.


        You may contact Mark Wojciechowski, Staff Acountant, at 202-551-3759 or John
Cannarella, Staff Accountant, at 202-551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Irene
Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Karina Dorin, Staff Attorney, at 202-551-3763 with any other questions.



                                                            Sincerely,
FirstName LastNameSvend Anton Maier
                                                            Division of
Corporation Finance
Comapany NameBorr Drilling Limited
                                                            Office of Natural
Resources
July 26, 2019 Page 2
cc:       James A. McDonald
FirstName LastName